Exhibit (a)(1)(H)

Media Relations Jorge Pérez (52 81) 8888-4334	Investor Relations Abraham Rodríguez (52 81) 8888-4262	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX HAS EXTENDED ITS OFFER TO PURCHASE

APPRECIATION WARRANTS

MONTERREY, MEXICO, December 17, 2003 – CEMEX, S.A. de C.V. (NYSE: CX) announced today that its offer to purchase appreciation warrants and American Depositary Warrants (ADWs) and the associated withdrawal rights, which had originally been scheduled to expire at 4:15 p.m., New York City time, on December 17, 2003, have been extended until 4:15 p.m., New York City time, on January 22, 2004, or such later date as may be required by the U.S. Securities and Exchange Commission (SEC) and applicable rules and regulations. As previously announced, CEMEX is in the process of revising the terms of the offer based on discussions with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV).

The documentation of the terms of the revised offer has not yet been finalized and is subject to further comments from the SEC and the CNBV. Once the documentation has been finalized, CEMEX will distribute the revised tender offer materials to holders of appreciation warrants and ADWs, and the revised offer and withdrawal rights will, if necessary, be further extended so that they expire at least 20 business days after the date of such distribution.

Based on preliminary counts, as of 5:00 p.m., New York City time, on December 16, 2003, no appreciation warrants and approximately 362,771 ADWs had been tendered in the offer.

All appreciation warrants and ADWs previously tendered in the offer will be deemed to have been tendered upon the revised terms of the offer. Holders of appreciation warrants and ADWs who previously tendered their securities in the offer and who do not wish to tender their securities under the revised terms of the offer will need to withdraw the securities previously tendered prior to the expiration date of the revised offer. Holders of appreciation warrants and ADWs who previously tendered their securities in the offer and who wish to revise the terms of their tender, will need to withdraw the securities previously tendered and re-submit their revised tender prior to the expiration date of the revised offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any appreciation warrants or ADWs. The revised offer outside of Mexico will be made solely by the Revised Offer to Purchase and the related Letter of Transmittal that will be distributed to holders. Investors are urged to read the Tender Offer Statement on Schedule TO, as amended, that has been filed with the SEC in connection with the revised offer, as well as any further amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at the SEC’s website (www.sec.gov) or from Global Bondholder Services Corporation, the information agent for the offer outside of Mexico, by directing such request to: Global Bondholder Services Corporation, 65 Broadway, Suite 704, New York, NY, 10006, Attention: Corporate Actions, telephone (866) 470-4100. The revised offer in Mexico will be made solely by the Mexican information memorandum, a supplement thereto and the Carta de Aceptación contemplated therein. The information memorandum and a preliminary supplement are available at the website of the Mexican Stock Exchange (Bolsa Mexicana de Valores) (www.bmv.com.mx). The final tender offer materials used in Mexico will also be available at such web page.

Citigroup Global Markets Inc. is acting act as dealer-manager for the U.S. and international portions of the offer. Additional information concerning the terms of the U.S. and international portions of the offer may be obtained by contacting the information agent or Citigroup Global Markets Inc. at (212) 816-6849. Acciones y Valores de Mexico, S.A. de C.V. is acting as dealer-manager of the offer in Mexico.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world’s most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.